

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 21, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

> **Re:** **Uranium Energy Corp.**
> **Form 10-KSB/A for Transition Period Ended July 31, 2007**
> **Filed February 8, 2008**
> **File No. 1-33706**

Dear Mr. Pat Obara:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended July 31, 2007

General

1.   The cover of your report should denote that you are filing a transition report for the period from January 1, 2007 to July 31, 2007, rather than an annual report for the fiscal year ended July 31, 2007. Please also utilize your 1934 Act file number, which is 001-33706, on the cover of your periodic and current reports.

2.   We note your disclosure in the Form 8-K that you filed on October 23, 2007, explaining that you approved the change in your fiscal year end two days earlier. Accordingly, it appears you will need to file interim financial statements for the quarter ended September 30, 2007 to comply with Rule 13a-10(e)(1) of the Exchange Act. This guidance generally requires quarterly reports to be filed for quarters of the old fiscal year that end before the date on which you decide to change your fiscal year end.

Financial Statements

3.   According to Rule 13a-10(b) of the Exchange Act, transition reports should include prior year information comparable to the transition period, which may be unaudited. Alternatively, comparable financial information may be provided on a condensed basis, which may be unaudited, in the footnotes to your financial statements.

Statements of Cash Flows

4.   We note that you have impaired all of the capitalized costs associated with the acquisition of your mineral properties in your statements of operations. Please tell us to what extent the $3,260,557 you report as the cumulative amount of mineral property acquisition costs, within cash flows used in investing activities, relate to property which you continue to explore, and for such property, how the effort of continued exploration is consistent with your determination that the value of the property is zero with no value beyond proven and probable reserves. Further, please explain how you determined the consideration paid for the mineral properties represented fair value, and describe the information that has subsequently been obtained to which you attribute the decline in value.

Engineering Comments

Goliad Project, Goliad County Texas – Property Description and Location, page 9

5.   A small-scale map, showing the location and access to each property, would generally be required under Instruction 3.B to Item 102 of Regulation S-K. Please note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in your filings and any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-

551-8900. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale; or other representation of scale, such as "one inch equals one mile," if the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state, province, or other geographical region in which it is located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Drilling, page 15

6.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Given that you disclose a project cutoff grade, which may be regarded as an economic criterion, please explain the significance of this measurement and indicate whether this measurement signifies an economic metric. Tell us, with a view towards disclosure, the metal prices, operating costs, and recovery parameters used to determine the cutoff grade estimate; and indicate how the cutoff grade or tenor used to define your mineral resource is consistent with having reasonable prospects for economic extraction. We believe the cut-off grade should be specific to your properties, reflecting the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief